FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2005

Pan American Silver Corp

(Translation of registrant’s name into English)

1500-625 HOWE STREET
VANCOUVER BC CANADA V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

April 26, 2005

PAN AMERICAN PRODUCING SILVER COINS AND BARS FOR RETAIL INVESTORS
AND TO STIMULATE SILVER DEMAND

Vancouver, Canada – Pan American Silver Corp. (PAAS: NASDAQ; PAA: TSX) is pleased to announce that it has begun producing a new line of silver bullion products for its shareholders and other silver investors. The products comprise .999 pure silver coins and bars in one, five and ten ounce weights, featuring Pan American’s trademark “silver hammer” and using silver supplied from Pan American’s La Colorada mine in Mexico, one of the world’s purest silver mines today.

The Pan American silver products will be minted at and exclusively available through Washington State-based Northwest Territorial Mint, one of the largest private mints in the United States. They will sell for $0.50 to $0.70 per ounce above the spot price of silver on the date of order, depending on volume, which is one of the lowest mark-ups for any silver coin or bar products available anywhere.

Pan American Silver’s Chairman, Ross Beaty, commented: “Silver is money, as it has been for millenia. These pure silver products will enable individuals and institutions to easily purchase Pan American’s beautiful silver coins and bars for long term investment and enjoyment. Silver has always been important as a hedge against inflation and devaluation of paper currencies, and these Pan American “silver hammers” will, I hope, become industry-standard bullion products for silver investors for a long time to come. Silver is a wonderful and immensely useful metal and I am very pleased that we can provide our shareholders and other investors with an easy, inexpensive way to purchase silver directly from our purest silver mine.”

The coins and bars can be ordered by calling the Northwest Territorial Mint at 1-800-344-6468 or from www.silverPA.com.

-end-

For Further Information Contact: Brenda Radies, VP Corporate Relations (604) 684-1175

www.panamericansilver.com

CAUTIONARY NOTE

Some of the statements in this news release are forward-looking statements and as such are based on an assumed set of economic conditions and courses of action. These include estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Pan American's future plans, objectives or goals.  There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in Pan American's mining and mine development activities, uncertainties inherent in the calculation of mineral reserves, mineral resources and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Pan American is active, labor relations and other risk factors listed from time to time in Pan American’s Form 40-F

1500-625 HOWE STREET, VANCOUVER,  BC CANADA V6C 2T6  TEL: 604.684.1175  FAX: 604.684.0147

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Silver Corp

(Registrant)

By:/s/ Ross Beaty

(Signature)

Ross Beaty, Chairman and CEO

Date: April 26, 2005